Exhibit 99.1

Marex Group plc announces successful completion of consent solicitation for its 6.404% Senior Notes due 2029

May 18, 2026

NEW YORK, May 18, 2026 (GLOBE NEWSWIRE) – Marex Group plc (Nasdaq: MRX) (“Marex” or the “Company”), a diversified global financial services platform, announced today that it has received the requisite consents from registered holders of its 6.404% Senior Notes due 2029 (the “Notes”) to approve certain proposed amendments (the “Proposed Amendments”) to the Indenture, dated as of October 15, 2024 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 4, 2024 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), each between Marex and Citibank, NA, as the trustee (the “Trustee”), pursuant to the Company’s previously announced solicitation of consents for the Notes (the “Consent Solicitation”). As used in this press release, the term “Group” refers to Marex Group plc, together with its consolidated subsidiaries, as a consolidated entity.

The Consent Solicitation was made pursuant to the terms and conditions set forth in the consent solicitation statement dated May 7, 2026 (the “Consent Solicitation Statement”), and expired at 5:00 p.m., New York City time, on May 15, 2026 (the “Expiration Date”). Subject to the terms and conditions set forth in the Consent Solicitation Statement, holders of the Notes who validly delivered (and did not validly revoke) consents prior to the Expiration Date will receive a cash payment equal to $1.00 per $1,000 principal amount of the Notes (the “Consent Payment”) for which such consents were delivered (and not validly revoked). The Company expects to pay such holders the Consent Payment on May 19, 2026 (the “Settlement Date”). Holders who failed to validly deliver (or who validly revoked) their consents on or prior to the Expiration Date will not be entitled to receive the Consent Payment.

On March 26, 2026, Marex announced its proposal to change the legal domicile of its parent holding company to Bermuda from England and Wales (the “Proposed Redomiciliation”) and to reorganize the Group. If the requisite shareholder, court and regulatory approvals are obtained, the Proposed Redomiciliation will result in the reorganization of all Group subsidiaries into four regional sub-groups (UK, US, EMEA and Rest of World) under a new Bermuda parent holding company (“New ParentCo”).

As previously announced by Marex, consent was sought from holders of the Notes with respect to the Proposed Amendments to align the terms of the Notes and the Indenture with the existing terms of the Company’s recently issued 5.680% Senior Notes due 2031 (the “2031 Notes”) and the relevant indentures governing the 2031 Notes (the “2031 Notes Indenture”). The Proposed Amendments permit a holding company of the Group that is incorporated in the UK overseas territory of Bermuda, such as New ParentCo, to assume the Company’s obligations under the Notes and Indenture, and succeed to, and be substituted for, the Company as issuer and obligor under the Notes and Indenture, in the same manner as such holding company or New ParentCo is permitted under the terms of the 2031 Notes, the Company’s 5.829% Senior Notes due 2028 (the “2028 Notes”) and other SEC-registered structured notes (the “Structured Notes” and, together with the 2031 Notes and the 2028 Notes, the “Other Existing SEC-Registered Notes”) and the relevant indentures governing the Other Existing SEC-Registered Notes (the “Other Existing SEC-Registered Note Indentures”) to assume the Company’s obligations under the Other Existing SEC-Registered Notes and the Other Existing SEC-Registered Note Indentures, and succeed to, and be substituted for, the Company as issuer and obligor thereunder. If the requisite shareholder, court and regulatory approvals are obtained, then, following the Proposed Redomiciliation, New ParentCo may assume the Notes and, upon such assumption, succeed to and be substituted for Marex Group plc, as obligor under and issuer of the Notes.

As reported by the Information and Tabulation Agent, as of the Expiration Date, holders representing in excess of the majority of the outstanding aggregate principal of the Notes validly delivered (and not validly revoked) consents pursuant to the Consent Solicitation. The consents received in the Consent Solicitation are sufficient to effect the Proposed Amendments to the indenture governing the Notes. Accordingly, the Company intends to execute and deliver to the Trustee on the Settlement Date, a fourth supplemental indenture to the Indenture (the “Fourth Supplemental Indenture”) to effect the Proposed Amendments. The Proposed Amendments will become effective and operative upon the execution by the Company and Trustee of the Fourth Supplemental Indenture.

Goldman Sachs & Co. LLC acted as the solicitation agent in connection with the Consent Solicitation (the “Solicitation Agent”).

Any questions or requests for assistance may be directed to the Information and Tabulation Agent or the Solicitation Agent at their respective telephone numbers or e-mail address set forth below.

The Solicitation Agent for the Consent Solicitation is:

Goldman Sachs & Co. LLC

200 West Street New York, New York 10282

Telephone (U.S. Toll Free): +1 (800) 828-3182

Telephone (U.S. Collect): +1 (212) 902-6351

Telephone (London): +44 207 774 4836

Email: liabilitymanagement.eu@gs.com

Attention: Liability Management Group

The Information and Tabulation Agent for the Consent Solicitation is:

Global Bondholder Services Corporation

65 Broadway, Suite 404

New York, New York 10006

Attention: Corporate Actions

Email: contact@gbsc-usa.com

Banks and Brokers Call: (212) 430-3774

U.S. Toll-Free: (855) 654-2014

International Call: 001-212-430-3774

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected settlement date of the Consent Solicitation. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, on market volatility, global macroeconomic conditions and commodity prices; our proposed redomiciliation; changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation; the inability to realize the anticipated benefits of the Consent Solicitation; the risks discussed under the caption “Certain Significant Considerations” in the Consent Solicitation Statement; and other risks discussed under the caption “Risk Factors” in our 2025 Annual Report on Form 20-F or as updated by any of our subsequent reports filed with the SEC.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Enquiries please contact:

Marex:

Nicola Ratchford / Adam Strachan

+44 778 654 8889 / +1 914 200 2508 | nratchford@marex.com / astrachan@marex.com

FTI Consulting US / UK

+1 (716) 525-7239 / +44 (0) 7976 870 961 | marex@fticonsulting.com